EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Three Months Ended March 31, 2007

Net income from continuing operations, less preferred distributions	$20,466
Preferred distributions	15,226
Interest expense	45,704
Earnings before fixed charges	$81,396

Interest expense	$45,704
Interest costs capitalized	13,071
Total fixed charges	$58,775

Preferred distributions	15,226
Total fixed charges and preferred distributions	$74,001

Ratio of earnings to fixed charges	1.38

Ratio of earnings to combined fixed charges and preferred distributions	1.10